Exhibit 99.1

AGREEMENT

This Agreement, dated as of May 11, 2015, is made by and among Tempur Sealy International, Inc., a Delaware corporation (the “Company”), on the one hand, and H Partners Management, LLC, a Delaware limited liability company (“H Partners”), and the other persons and entities listed on Schedule A hereto (together with H Partners, the “H Partners Group”, and each of H Partners and such other person or entity, an “H Partners Group Member”), on the other hand.

W I T N E S S E T H:

WHEREAS, the H Partners Group beneficially owns in the aggregate 6,075,000 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”);

WHEREAS, H Partners and the Company have engaged in various discussions and communications including with respect to the composition of the Company’s Board of Directors (the “Board”); and

WHEREAS, (i) each of P. Andrews McLane, Christopher A. Masto and Mark Sarvary has delivered a conditional resignation to the Board and (ii) the Board has determined it to be in the best interests of the Company to accept such resignations and to appoint Usman Nabi of H Partners, as well as an additional director recommended by H Partners and acceptable to the Board in its reasonable discretion, to the Board as provided herein;

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

BOARD MATTERS

Section 1.1                      Board Matters.

(a)      The Company hereby agrees to cause the Board (i) to accept the resignations of P. Andrews McLane, Christopher A. Masto and Mark Sarvary as directors of the Company as promptly as practicable, (ii) to appoint Usman Nabi (“Mr. Nabi”) to the Board and to take all necessary actions to appoint Mr. Nabi to the Compensation Committee of the Board; (iii) to remove Mark Sarvary as Chief Executive Officer and President of the Company and elect W. Timothy Yaggi to serve as Interim Chief Executive Officer and President, until a successor is elected by the Board; (iv) to appoint to the Board (subject to delivery of a fully completed copy of the Company’s customary director onboarding documentation) as promptly as practicable, an individual recommended by H Partners who is not an employee or partner of H Partners and who otherwise meets the Director Criteria (as defined below) and is acceptable to the Board in its reasonable discretion (the “H Partners Additional Director”) and to take all necessary actions to appoint the H Partners Additional Director to the Nominating and Corporate Governance Committee of the Board; provided, however, that prior to the date of the 2016 Annual Meeting of Stockholders (the "2016 Annual Meeting") and provided the H Partners Group beneficially owns the Minimum Ownership Threshold (as defined below) if the Board does not appoint any such individual recommended by H Partners to the Board as a result of such person not meeting the Director Criteria or otherwise not being acceptable to the Board in its reasonable discretion, H Partners shall be permitted to recommend an additional individual(s) until an H Partners Additional Director is appointed to the Board; (v) to take all necessary actions to establish a new committee of the Board (the “CEO Search Committee”) to consist of no more than four (4) independent directors, including Mr. Nabi as Chairman of such committee and, when appointed, the Additional Director as a member thereof, for the purpose of (A) engaging in a search for a candidate or candidates to serve as Chief Executive Officer and (B) making a recommendation to the Board of the candidate or candidates it recommends be appointed as Chief Executive Officer, provided that if the committee is deadlocked as to a candidate or candidates, it shall report to the Board in order for the Board to make a determination.

(b)      In considering any Chief Executive Officer candidate or candidates, the Board shall determine whether it is appropriate to elect a Chief Executive Officer candidate as both Chief Executive Officer and Chairman.  If the Board determines that it is appropriate, the Board shall take all necessary actions (i) to elect that candidate as Chairman and Chief Executive Officer and (ii) to designate Frank Doyle, or such other director as the Board determines, as lead independent director with such duties and responsibilities as are customary for a director serving as lead independent director for a New York Stock Exchange listed company.  In making any such determination, the Board shall consider any recommendation made by the CEO Search Committee with respect to a candidate serving as both Chief Executive Officer and Chairman.

(c)      Not later than one business day after the date hereof, Mr. Nabi will deliver to the Company a fully completed copy of the Company’s customary director onboarding documentation.

(d)      If Mr. Nabi or the H Partners Additional Director (or any H Partners Replacement Director (as defined below)) is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the date of the 2016 Annual Meeting and at such time the H Partners Group beneficially owns in the aggregate at least the lesser of three percent (3.0%) of the Company’s then outstanding Common Stock and 1,828,752 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Threshold”), H Partners shall have the ability to recommend a substitute person(s) in accordance with this Section 1.1(d) (any such replacement nominee shall be referred to as the “H Partners Replacement Director”). Any H Partners Replacement Director recommended by H Partners must meet the following criteria: (i) such person will qualify as “independent” pursuant to the New York Stock Exchange listing standards, (ii) such person has the relevant financial and business experience to be a director of the Company, (iii) such person, solely with respect to any replacement nominee for the H Partners Additional Director, shall not be an employee or partner of H Partners, (iv) such person meets the guidelines and policies with respect to service on the Board as in effect as of the date of this Agreement (including delivery of a fully completed copy of the Company’s customary director onboarding documentation), or such additional or amended guidelines and policies approved by the Board (the “Board Policies”) (clauses (i)-(iii), the “Director Criteria”).  In the event the Nominating and Corporate Governance Committee of the Board does not accept a substitute person recommended by H Partners as the H Partners Replacement Director as a result of such person not meeting the Director Criteria or otherwise not being acceptable to the Board in its reasonable discretion, H Partners shall have the right to recommend additional substitute person(s) meeting the Director Criteria whose appointment shall be subject to the Nominating and Corporate Governance Committee recommending such person in accordance with the procedures described above. Upon an H Partners Replacement Director’s appointment to the Board, the Board and all applicable committees and subcommittees of the Board shall take all necessary actions to appoint such H Partners Replacement Director to any applicable committee or subcommittee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal. If at any time the H Partner Group’s aggregate beneficial ownership of Common Stock decreases to less than the Minimum Ownership Threshold, the right of H Partners pursuant to this Section 1.1(d) to participate in the recommendation of an H Partners Replacement Director to fill the vacancy caused by any such resignation or removal of Mr. Nabi or any H Partners Additional Director, or the H Partners Replacement Director, as the case may be, shall automatically terminate.  H Partners shall promptly notify the Company in writing at such time as the H Partners Group's aggregate beneficial ownership of Common Stock decreases to less than the Minimum Ownership Threshold.  H Partners agrees that Mr. Nabi (including any H Partners Replacement Director) shall at all times while Mr. Nabi is a director of the Company comply with all Board Policies.

(e)      No H Partners Group Member shall compensate or agree to compensate, directly or indirectly, any individual other than Mr. Nabi or an H Partners Replacement Director (who is a partner or employee of an H Partners Group Member or any of their respective Affiliates) in connection with his or her services as a director or officer of the Company or otherwise in connection with the transactions contemplated by this Agreement.

(f)      Upon execution of this Agreement, the H Partners Group hereby withdraws its demand for inspection of certain Company books and records made by letter of H Partners, LP to the Company dated March 26, 2015, and shall promptly return all materials and duplicates thereof that have been delivered to members of the H Partners Group (or any of its advisors) pursuant to the letter dated March 16, 2015 from H Partners, LP to the Company.  During the Standstill Period, no H Partners Group Member shall, or shall encourage, advise or assist any other party to, make any additional demand pursuant to Section 220 of the Delaware General Corporation Law with respect to the Company.

(g)      During the Standstill Period (as defined below), the Board and all applicable committees and subcommittees of the Board shall not increase the size of the Board to more than ten (10) directors without the prior written consent of H Partners, provided that the Board may be increased to 11 directors upon the hiring of a Chief Executive Officer to appoint such Chief Executive Officer to the Board.

(h)      In connection with the 2016 Annual Meeting, the H Partners Group covenants and agrees that it will not vote any Common Stock beneficially owned, or deemed beneficially owned by it earlier than two business days prior to the date of the 2016 Annual Meeting.  As long as no H Partners Group Member or any of its Affiliates or Associates is in breach of this Agreement and the H Partners Group’s aggregate beneficial ownership of Common Stock is at least the Minimum Ownership Threshold, the Company hereby agrees to cause the Board to nominate Usman Nabi and the H Partners Additional Director (or any H Partners Replacement Director) for election as a director at the 2016 Annual Meeting.

ARTICLE II

COVENANTS

Section 2.1                      Standstill.

(a)      Each H Partners Group Member agrees that, without the prior written consent of the Company, from the date of this Agreement until the date immediately following the date of the 2016 Annual Meeting (the “Standstill Period”), he or it will not, directly or indirectly:

(i)           purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of any Common Stock or other securities issued by the Company, or any securities convertible into or exchangeable for Common Stock, if, in any such case immediately after the taking of such action, the H Partners Group together with its Affiliates and Associates would, in the aggregate, beneficially own twenty percent (20%) or more of the then outstanding shares of Common Stock;

(ii)           engage in, or assist any person or entity not a party to this Agreement in, any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to securities of the Company (other than any such action that is consistent with the Board's recommendation with such matter);

(iii)           encourage, advise or influence any other person or entity or assist any person or entity not a party to this Agreement in so encouraging, advising or influencing any person or entity with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum with respect to the Company (other than any such action that is consistent with the Board's recommendation with such matter);

(iv)           form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a “group” that includes all or some of the persons identified on Schedule A, but does not include any other entities or persons not identified on Schedule A as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of H Partners to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement.

(v)           deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among H Partners Group Members and otherwise in accordance with this Agreement;

(vi)           seek to call, or request the call of, a special meeting of the stockholders of the Company, present at any annual or any special meeting of the stockholders of the Company any proposal for consideration for action by stockholders, or make a request for a list of the Company’s stockholders or other Company records;

(vii)           effect, seek to effect or in any way assist or facilitate any other Person in effecting or seeking to effect any: (i) tender offer or exchange offer to acquire securities of the Company; (ii) acquisition of any interest in any material asset or business of the Company or any of its subsidiaries; (iii) merger, acquisition, share exchange or other business combination involving the Company or any of its subsidiaries; or (iv) recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses;

(viii)           propose or nominate, or cause or encourage any person to propose or nominate, any candidates to stand for election to the Board or seek the removal of any member of the Board, except as specifically permitted by Section 1.1;

(ix)           make any public communication in opposition to any transaction approved by the Board, except in connection with (i) any transaction to acquire all of the outstanding shares of Common Stock of the Company or substantially all of the assets of the Company or (ii) any acquisition by the Company of a third party where the aggregate consideration therefor exceeds 40% of the Company's then current market capitalization, which in either case is not supported by Mr. Nabi;

(x)           publicly criticize the Company’s business, financial structure or other strategy;

(xi)           seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders or publicly announce or disclose to any third party how it intends to vote or has voted at the 2016 Annual Meeting;

(xii)           make any request or submit any proposal to amend or waive the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any party; or

(xiii)           publicly disclose any intention, plan or arrangement inconsistent with any provision of this Section 2.1.

Notwithstanding anything to the contrary, nothing in this Agreement shall prohibit or restrict any director of the Company, including Mr. Nabi or the H Partners Additional Director, or any H Partners Replacement Director, as applicable, from exercising his or her rights or complying with his or her fiduciary duties as a director of the Company or from participating in board room discussions or private discussions with other members of the Board, including with respect to any matters referred to in this Section 2.1.

Section 2.2                      Press Release.  Promptly following the execution of this Agreement, the Company and the H Partners Group shall jointly issue a press release that includes, among things, the text attached hereto as Exhibit A.  Neither the Company nor any H Partners Group Member shall make, at any time during the Standstill Period, any public announcement or statement inconsistent with any statement contained in Exhibit A, except, in each case of (i) and (ii), with the prior written consent of the Company (in the case of a press release or public announcement by any H Partners Group Member) or H Partners on behalf of all H Partners Group Members (in the case of a press release or public announcement by the Company) or as required by applicable legal process, subpoena, law, the rules of any stock exchange, or legal requirement (including the federal securities laws) or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

Section 2.3                      Affiliates and Associates.  Each H Partners Group Member agrees that it will cause its current and future controlled Affiliates and Associates to comply with all terms and provisions of this Agreement as if they were a party hereto and that it shall be responsible for any breach of this Agreement by any such Affiliate or Associate.  As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1                      Mutual Representations and Warranties.  Each party hereto represents and warrants to all other parties hereto that (a) such party has the power and authority to execute this Agreement and any other documents or agreements to be executed in connection herewith, (b) this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding obligation of, such party and is enforceable against such party in accordance with its terms, except as enforcement hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution, delivery and performance of this Agreement by such party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such party or (ii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both could constitute such breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such party is a party or by which it is bound.

Section 3.2                      Additional Representations of the H Partners Group Members.  In addition to the representations and warranties set forth in Section 3.1, each H Partners Group Member represents and warrants to the Company that, as of the date hereof, (a) the H Partners Group owns beneficially (as determined in accordance with Rule 13d-3 promulgated under the Exchange Act) an aggregate of 6,075,000 shares of Common Stock, (b) to the knowledge of such H Partners Group Member, no person other than an H Partners Group Member has any rights with respect to the Common Stock beneficially owned by the H Partners Group and (c) Usman Nabi qualifies as “independent” pursuant to the New York Stock Exchange listing standards.

ARTICLE IV

MISCELLANEOUS

Section 4.1                      Specific Performance.  Each party hereto acknowledges and agrees that irreparable injury to the other party hereto would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that each party hereto shall be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other parties will not take action, directly or indirectly, in opposition to a party hereto seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  This Section 4.1 is not the exclusive remedy for any violation of this Agreement.

Section 4.2                      Expenses.   The Company shall reimburse H Partners for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred prior to date of this Agreement in connection with the solicitation of proxies for the 2015 Annual Meeting and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $1,200,000 in the aggregate.

Section 4.3                      Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

Section 4.4                      Notices.  Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, Kentucky 40511
Attention:	Lou H. Jones
Executive Vice President, General Counsel and Secretary
Facsimile:  (859) 455-2807

With a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116
Attention:   Margaret A. Brown
Facsimile:  (617) 573-4822

Morgan, Lewis & Bockius LLP
One Federal Street
Boston, MA 02110
Attention:  John R. Utzschneider
Facsimile:  (617) 428-6419

If to any H Partners Group Member:

c/o H Partners Management, LLC
888 Seventh Avenue, 29th Floor
New York, NY 10019
Attention:  Lloyd Blumberg
Facsimile:  (212) 265-4206

With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
Attention:	Steven Wolosky, Esq.
Andrew M. Freedman, Esq.
Facsimile: (212) 451-2222

Section 4.5                      Applicable Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 4.6                      Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party (including by means of electronic delivery or facsimile).

Section 4.7                      Mutual Non-Disparagement.  Subject to applicable law, each party hereto covenants and agrees that, until the earlier of (a) the expiration of the Standstill Period and (b) such time as the Company or any H Partners Group Member shall have breached this Section, no party shall in any way publicly criticize, disparage, call into disrepute, or otherwise defame or slander the Company (in the case of any party that is a H Partners Group Member) or any H Partners Group Member (in the case of the party that is the Company) or the Company’s or any H Partners Group Member’s (as applicable) subsidiaries, affiliates, successors, assigns, officers, directors (including any current director of the Company who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, strategies or services, in any manner that would reasonably be expected to damage the business or reputation of such other parties or their subsidiaries, affiliates, successors, assigns, officers, directors (or former directors), employees, stockholders, agents, attorneys or representatives.  Each party shall cause its respective affiliates, successors, assigns, partners, officers and directors to comply with this Section 4.7; provided, however, that, for purposes of this Section 4.7, Mr. Nabi shall not be deemed to be an agent, affiliate, officer, key employee or director of the Company and no actions taken by any agent or other representative of a party in any capacity other than as a representative of such party shall be covered by this Agreement.  Notwithstanding the foregoing, nothing in this Section 4.7 shall be deemed to prevent either the Company or any H Partners Group Member from complying with its respective disclosure obligations under applicable law, legal process, subpoena, law, the rules of any stock exchange, or legal requirement or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

Section 4.8                      Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.  This Agreement contains the entire understanding of the parties hereto with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein.  No modifications of this Agreement can be made except in writing signed by an authorized representative of each party hereto.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns.  No party shall assign this Agreement or any rights or obligations hereunder without, in the case of an assignment by any H Partners Group Member, the prior written consent of the Company, and, in the case of an assignment by the Company, the prior written consent of H Partners on behalf of all H Partners Group Members.  This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.  For the avoidance of doubt, this Agreement shall not supersede the Confidentiality Agreement, dated as of March 25, 2015, between H Partners, LP and the Company, which agreement shall remain in full force and effect in accordance with its terms.

Section 4.9                      Termination.  Upon the expiration of the Standstill Period in accordance with Section 2.1, this Agreement immediately and automatically terminates in its entirety and no party hereto has any further right or obligation under this Agreement; provided, that no party hereto is released from any breach of this Agreement that occurred before its termination.

[Signature pages follow.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first above written.

TEMPUR SEALY INTERNATIONAL, INC.

By:	/ s/ Francis A. Doyle
Name:	Francis A. Doyle
Title:	Director

[Signature page to Agreement]

H PARTNERS MANAGEMENT, LLC

By:	/s/ Rehan Jaffer
Name:	Rehan Jaffer
Title:	Managing Member

H PARTNERS, LP

By:	/s/ Rehan Jaffer
Name:	H Partners Capital, LLC, its General Partner
Title:	Rehan Jaffer, as Managing Member

H PARTNERS CAPITAL, LLC

By:	/s/ Rehan Jaffer
Name:	Rehan Jaffer
Title:	Managing Member

P H PARTNERS LTD.

By:	/s/ Rehan Jaffer
Name:	H Partners Management, LLC, its Investment Advisor
Title:	Rehan Jaffer, as Managing Member

H OFFSHORE FUND LTD.

By:	/s/ Rehan Jaffer
Name:	H Partners Management, LLC, its Investment Manager
Title:	Rehan Jaffer, as Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

[Signature page to Agreement]

/s/ Usman Nabi
Usman Nabi

/s/ Arik Ruchim
Arik Ruchim

[Signature page to Agreement]

Schedule A

H Partners Group Members

1.	H Partners, LP
2.	H Partners Capital, LLC
3.	P H Partners Ltd.
4.	H Offshore Fund Ltd.
5.	Rehan Jaffer
6.	Usman Nabi
7.	Arik Ruchim

Exhibit A

Joint Press Release

[Attached]

TEMPUR SEALY ANNOUNCES LEADERSHIP AND BOARD CHANGES

Mark A. Sarvary to Step Down as Chief Executive Officer;
W. Timothy Yaggi, Chief Operating Officer, to Serve as Interim CEO

Board Commences Process to Recruit Permanent CEO

Usman Nabi of H Partners Appointed to Board;
Board to Add Additional Independent Director Recommended by H Partners and Acceptable to the Board in its Reasonable Discretion

Frank Doyle Named Independent Chairman

Reaches Agreement with H Partners

LEXINGTON, KY, May 11, 2015 – Tempur Sealy International, Inc. (NYSE: TPX), the world’s largest bedding provider, announced today that Mark A. Sarvary will step down as the Company’s President and Chief Executive Officer on Tuesday, May 12, 2015. The Tempur Sealy Board of Directors has appointed W. Timothy (“Tim”) Yaggi, currently Chief Operating Officer, to serve as interim Chief Executive Officer of Tempur Sealy, effective upon Mr. Sarvary’s resignation.

In addition, the Company announced a number of changes with respect to its Board of Directors.  The Board:
•
Appointed Usman Nabi of H Partners Management, LLC (“H Partners”) to the Board as a new independent director, effective immediately. In conjunction with the appointment, Mr. Nabi will be added to the Compensation Committee;

•	Will immediately commence a process to confirm an additional independent director recommended by H Partners to join the Board and acceptable to the Board in its reasonable discretion;
•
Will form a CEO Search Committee that will comprise Mr. Nabi and three additional independent directors that will include the new, independent director and two existing independent directors. Mr. Nabi will serve as Chairman of the CEO Search Committee. The Board will also engage an executive search firm to assist with a comprehensive search process to identify a permanent CEO;

•	Accepted the resignations of P. Andrews McLane; Christopher A. Masto; and Mr. Sarvary from the Board of Directors; and
•
Elected Frank A. Doyle as Chairman of the Board, effective immediately. Mr. Doyle has served on the Board of Directors and as Chair of the Audit Committee since 2003. In conjunction with the appointment, Mr. Doyle has withdrawn from his role as Chairman of the Audit Committee and a member of the Compensation Committee.

With the appointment of Mr. Nabi and an additional director to-be-named, the Tempur Sealy Board will comprise 10 directors, nine of whom are independent.

Mr. Doyle commented, “During Mark Sarvary’s tenure, Tempur Sealy has been transformed from a niche specialty player into a truly one-of-a-kind, global bedding provider, with a complete and complementary range of iconic brands that are recognized around the world. Mark has led this Company through periods of challenge and growth, including playing the key role in the transformative acquisition of Sealy, to bring Tempur Sealy to its position today as the industry leader, while delivering a total shareholder return of more than 500% since joining the Company as CEO in 2008.  Tempur Sealy has momentum and is poised to continue delivering significant value, and on behalf of the entire Board, we thank Mark for his service and immeasurable contributions to our company over the years and wish him all the best in his future endeavors.”

Mr. Doyle continued, “We are fortunate to have a strong leader of the caliber of our Chief Operating Officer, Tim Yaggi, to step into the CEO role on an interim basis while the Board conducts its search process. We are confident that Tim’s abilities and experience, together with the deep bench of talent in place at Tempur Sealy, will ensure a smooth transition for the benefit of all our stakeholders.”

Mr. Doyle added, “The Board would also like to thank Andy McLane and Chris Masto for their many years of dedicated service to Tempur Sealy. During their tenure, the Company has grown in enterprise value from approximately $350 million to approximately $5 billion, and Company sales have increased from approximately $250 million to approximately $3 billion.  Their numerous contributions and perspective as members of the Board have been invaluable in positioning Tempur Sealy to succeed over the long-term. We look forward to continuing to deliver on many of the objectives and practices they created and wish them well in the future.”

Mr. Doyle continued, “We welcome Usman Nabi to the Board.  Mr. Nabi brings a strong record of shareholder value creation, including expertise in CEO recruitment and compensation structuring.  We are committed to working together for the long-term success of Tempur Sealy.”

Mr. Nabi said, “I am pleased to join the Tempur Sealy Board, and I look forward to collaborating with the Board and management team to help the Company achieve its full potential.”

Mr. Doyle concluded, “During the process leading up to our Annual Meeting we received significant feedback from our stockholders, and we have responded quickly and completely to that feedback. We will continue to strengthen our Board, and we are moving past this matter fully focused on achieving our objectives around the world. The Board and management team would like to thank all of our associates for their commitment and focus throughout this process and as we move forward together to continue our success. We would also like to thank our customers, vendors and partners for their continued support of Tempur Sealy.”

Board Committee Updates
The Board also announced the following changes to the Company’s standing committees:
•
Audit Committee. Evelyn Dilsaver has been named as Chair of the Audit Committee, replacing Mr. Doyle. Ms. Dilsaver has served as a member of the Audit Committee since December 2009. Existing members Peter Hoffman and Sir Paul Judge will remain on the Audit Committee. The Board has determined that all members of the Audit Committee are audit committee financial experts within the meaning of Item 407(d)(5)(ii) of Regulation S-K of the Securities Exchange Act of 1934, as amended. Mr. Doyle has stepped down from the Audit Committee in connection with becoming the Chairman of the Board.

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Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee (the “NCG”) will consist of John Heil and Nancy Koehn. Mr. Heil, who has served as a member of the NCG since 2010, has been named as Chair of the NCG. The Company expects that the new independent director to be named will also become a member of the NCG.

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Compensation Committee. Peter Hoffman will remain as Chair of the Compensation Committee, Mr. Nabi will join the Committee, and Mr. Heil and Sir Paul Judge will remain members of the Committee. Mr. Doyle has also stepped down from the Compensation Committee in connection with becoming Chairman of the Board.

Formation of Stockholder Liaison Committee
The Board of Directors has created a new Stockholder Liaison Committee, in order to create a Board-level structure for communication and engagement between the Board and stockholders and to enhance the existing stockholder communications process led by the Company’s management. Ms. Dilsaver has been appointed Chair of the Stockholder Liaison Committee, with members to include Mr. Doyle, Mr. Hoffman and Mr. Heil.

In connection with today’s announcements, Tempur Sealy has entered into a customary standstill agreement with H Partners. The agreement will be filed with the Securities and Exchange Commission on a Form 8-K.

Skadden, Arps, Slate, Meagher & Flom LLP and Morgan, Lewis & Bockius LLP are serving as legal advisors to Tempur Sealy. BofA Merrill Lynch is serving as financial advisor.

About W. Timothy (“Tim”) Yaggi
Tim Yaggi joined Tempur Sealy International, Inc. (formerly known as Tempur-Pedic International Inc.) in February 2013 and serves as Chief Operating Officer. From 2008 to June 2012, Mr. Yaggi served as Group President of the North America Builder Group at Masco Corporation. From 1994 to 2008, Mr. Yaggi was employed at Whirlpool Corporation, most recently as Executive Vice President, Market Operations, North America. Mr. Yaggi was also employed by Norelco (Philips) from 1988 to 1993, as well as at J. Crew, Inc. from 1986 to 1988. Mr. Yaggi received his A.B. degree from Princeton University and an M.B.A. degree from Michigan State University.

About Frank A. Doyle
Frank Doyle, 66, has served as a member of Tempur Sealy International’s Board of Directors since April 2003. Mr. Doyle has served as President and Chief Executive Officer of Connell Limited Partnership, a global manufacturer of industrial products, since 2001. From 1972 to 2001, he was a partner at PricewaterhouseCoopers LLP, where he was a Vice Chairman and a member of the firm’s Global Leadership Team. He currently serves on the board of directors of Liberty Mutual Holding Company, Inc. where he is a member of the executive, nominating & governance and the investment committees and chairs the audit committee; and Eversource Energy, where he is Chair of the audit committee and a member of the corporate governance committee. In the past five years, Mr. Doyle has served as a director of Citizens Financial Group where he was a member of the executive committee and chaired the compensation committee; as a trustee of the Joslin Diabetes Center where he chaired the finance committee; and as a trustee of Boston College. Mr. Doyle is a certified public accountant and holds a B.S. degree and an M.B.A. degree from Boston College. Mr. Doyle’s board leadership roles, his experience as the President and Chief Executive Officer of a global manufacturer and his years of experience at PricewaterhouseCoopers allow him to lend considerable financial and operational expertise to the Board.

About Usman Nabi
Usman Nabi is a Senior Partner at H Partners Management, an investment management firm. Prior to joining H Partners in 2006, Mr. Nabi was at Perry Capital, the Carlyle Group, and Lazard Freres. Mr. Nabi is a member of the board of directors of Global Glimpse, a nonprofit organization committed to creating global leadership opportunities for America's youth. Mr. Nabi also serves on the Board of Directors of Six Flags Entertainment. Mr. Nabi received his A.B. degree from Harvard College and an M.B.A. degree from Stanford University Graduate School of Business.

ABOUT TEMPUR SEALY

Tempur Sealy International, Inc. (NYSE: TPX) is the world's largest bedding provider. Tempur Sealy International, Inc. develops, manufactures and markets mattresses, foundations, pillows and other products. The Company's brand portfolio includes many of the most highly recognized brands in the industry, including Tempur®, Tempur-Pedic®, Sealy®, Sealy Posturepedic®, Optimum™ and Stearns & Foster®. World headquarters for Tempur Sealy International, Inc. is in Lexington, KY. For more information, visit http://www.tempursealy.com or call 800-805-3635.

ABOUT H PARTNERS MANAGEMENT

H Partners Management is an independent investment firm founded in 2005 based in New York City. H Partners owns an approximate 10 percent stake in Tempur Sealy.

CONTACTS

Company Contact Mark Rupe Vice President, Investor Relations, Tempur Sealy 800-805-3635 Investor.relations@tempursealy.com	Media Contact James Golden / Nick Lamplough Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements,” within the meaning of the federal securities laws, which include information concerning one or more of the Company's plans, objectives, goals, strategies, and other information that is not historical information. When used in this press release, the words, "assumes," "estimates," "expects," "guidance," "anticipates," "projects," "plans," "proposed," "intends," "believes," and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company’s expectations regarding the Company’s leadership transition, its addition of an additional independent Board member, strategic priorities and building and protecting stockholder value. All forward looking statements are based upon current expectations and beliefs and various assumptions. There can be no assurance that the Company will realize these expectations or that these beliefs will prove correct.

Numerous factors, many of which are beyond the Company's control, could cause actual results to differ materially from those expressed as forward-looking statements. These risk factors include risks associated with the Company’s capital structure and increased debt level; the ability to successfully integrate Sealy Corporation into the Company’s operations and realize cost synergies and other benefits from the transaction; whether the Company will realize the anticipated benefits from its asset dispositions in 2014 and the acquisition of brand rights in certain international markets in 2014; general economic, financial and industry conditions, particularly in the retail sector, as well as consumer confidence and the availability of consumer financing; changes in product and channel mix and the impact on the Company's gross margin; changes in interest rates; the impact of the macroeconomic environment in both the U.S. and internationally on the Company's business segments; uncertainties arising from global events; the effects of changes in foreign exchange rates on the Company’s reported earnings; consumer acceptance of the Company’s products; industry competition; the efficiency and effectiveness of the Company’s advertising campaigns and other marketing programs; the Company’s ability to increase sales productivity within existing retail accounts and to further penetrate the Company’s retail channel, including the timing of opening or expanding within large retail accounts and the timing and success of product launches; the effects of consolidation of retailers on revenues and costs; the Company’s ability to expand brand awareness, distribution and new products; the Company’s ability to continuously improve and expand its product line, maintain efficient, timely and cost-effective production and delivery of its products, and manage its growth; the effects of strategic investments on the Company’s operations; changes in foreign tax rates and changes in tax laws generally, including the ability to utilize tax loss carry forwards; the outcome of various pending tax audits or other tax, regulatory or litigation proceedings; changing commodity costs; the effect of future legislative or regulatory changes and disruptions to the implementation of the Company’s strategic priorities and business plan caused by abrupt changes in the Company’s senior management team and Board of Directors.